

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2014

<u>Via E-mail</u>
Michael J. Ulrich
Vice President
The Bank of New York Mellon Trust Company
919 Congress Avenue, Suite 500
Austin, TX 78701

  Re: Sandridge Permian Trust
     Form 10-K for the Fiscal Year ended December 31, 2013
     Filed February 28, 2014
     File No. 1-35274

Dear Mr. Ulrich:

  We have reviewed your filing and have the following comment.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2013</u>

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

1. We note that the auditor opined only on your statements of distributable income and changes in trust corpus for each of the two years in the period ended December 31, 2013. Please obtain and file a revised audit report that includes an audit opinion on the financial statements for each of the three years in the period ended December 31, 2013.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or in his absence, Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 or me at (202) 551-3686 if you have questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief